ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

03007058

SUPPL

03 FEB 26 AM 7:21

7 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 6 February 2003, Re:Amsteel Corporation Berhad ("ACB"), Angkasa Marketing Berhad ("AMB"), Lion Corporation Berhad ("LCB") and Lion Land Berhad ("LLB") - Proposed Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/4

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Reference No **AA-030206-61446**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ANGKASA MARKETING BERHAD**
*	Stock name	: **ANGKASA**
*	Stock code	: **5061**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("ACB")
Angkasa Marketing Berhad ("AMB")
Lion Corporation Berhad ("LCB")
Lion Land Berhad ("LLB")
- Proposed Corporate And Debt Restructuring Exercises

* **Contents :-**

On 30 January 2003, the Board of Directors of ACB, AMB, LCB and LLB (collectively "the Lion Group") had collectively announced, *inter alia*, that the High Court of Malaya has granted an order pursuant to Section 176(3) of the Companies Act, 1965 sanctioning the proposed schemes of arrangementof the Lion Group and Amsteel Mills Sdn Bhd (a 99.9% owned subsidiary of LLB) with their respective scheme creditors and also the proposed scheme of arrangement between Silverstone Berhad ("Silverstone") (a 52.27% owned subsidiary of ACB) and its shareholders to reorganise the share capital of Silverstone to facilitate the proposed acquisition by AMB of 100% equity interest in Silverstone ("Court Order").

The Company announces that the Court Order has been lodged with the Companies Commission of Malaysia on 6 February 2003

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

6 FEB 2003